Exhibit 99.3

BLAZING OUR OWN TRAIL 2020 ANNUAL REVIEW For the year ended January 31, 2020

Our people are informed optimists who see the world as one big opportunity, with no boundaries to the road or their ambitions. Whenever there’s an opportunity to be outdoors exploring and connecting with our passionate community, they take it. As navigators, they always find a way to overcome any barrier. This mentality allows them to naturally lead, which is displayed in both work and play.Our people are informed optimists who see the world as one big opportunity, with no boundaries to the road or their ambitions. Whenever there’s an opportunity to be outdoors exploring and connecting with our passionate community, they take it. As navigators, they always find a way to overcome any barrier. This mentality allows them to naturally lead, which is displayed in both work and play.

OUR VALUES They make our culture unique, inform how we act, and drive what we make. PASSION, to keep moving – Passion informs everything we do and is an integral part of every value we have. If it’s not done with passion, it’s not BRP. It’s passion you can feel. DRIVE, to deliver on our commitments – We say what we do. We do what we say. No excuses. Only sheer determination. Relentless drive and love of the ride push us ahead. While we live for the ride, we always arrive at destination. INGENUITY, to defy conventions – We’re not afraid to see things differently. Constant curiosity makes us the first to uncover new solutions. We question. We innovate. We progress. Relentlessly. TRUST, to build strong partnerships – We take care of our people like family. We act with integrity. People can count on us like we count on them. It’s that simple. BRP – 2020 ANNUAL REVIEW 1OUR VALUES They make our culture unique, inform how we act, and drive what we make. PASSION, to keep moving – Passion informs everything we do and is an integral part of every value we have. If it’s not done with passion, it’s not BRP. It’s passion you can feel. DRIVE, to deliver on our commitments – We say what we do. We do what we say. No excuses. Only sheer determination. Relentless drive and love of the ride push us ahead. While we live for the ride, we always arrive at destination. INGENUITY, to defy conventions – We’re not afraid to see things differently. Constant curiosity makes us the first to uncover new solutions. We question. We innovate. We progress. Relentlessly. TRUST, to build strong partnerships – We take care of our people like family. We act with integrity. People can count on us like we count on them. It’s that simple. BRP – 2020 ANNUAL REVIEW 1

Letter to shareholders for the year ended January 31, 2020 – José Boisjoli

BLAZING OUR OWN TRAIL

Our five-year strategic plan ended on a high note with FY2020 as we exceeded our own targets and proved once again our leadership in our sectors of activity. FY2021 kicked off almost immediately into a new era of uncertainty with the global COVID-19 crisis, an event of unforeseeable consequences. Yet BRP is well-placed to manage through it and beyond, in part because of our strong starting point.

In FY2016, when we began Challenge 2020, we set financial targets of $6 billion in revenue and $3.50 in normalized earnings per share. By focusing on our strategic pillars of Growth, Agility and Lean Enterprise, we were able to reach our objectives a full year in advance. In November 2019, we launched Mission '25, our next long-range strategic plan, the pillars of which will be guideposts for the months and years to come.





2 BRP – 2020 ANNUAL REVIEW

In 2019, we also celebrated 50 years of our Design and we are driven by the same motivation: we are willing to ACHIEVING CHALLENGE 2020 AHEAD OF TIME Innovation (D&I) team, the first department of its type in our push the limits in every way. Finding new, ingenious ways Reaching the Challenge 2020 target came from a balance industry and without a doubt, the most creative and ingenious. of delivering market-shaping products, and never relenting of incremental growth, smart initiatives and game-changing in our quest to reinvent the consumer experience. To truly win the hearts and minds of our consumers, we also innovations. To deliver 10% annual revenue growth and continued to emphasize our desired lifestyle approach to 15% annual profit growth, we enlarged and rethought our THE FUTURE OF ELECTRIC our marketing. We know that our products are popular with operations around the world. We sharpened our competitive a wide range of consumers, but it is the experiences they edge with a strategy that combined product know-how with Part of this reinvention is to understand what the consumers generate that really resonate and bring them back. This stronger and more agile manufacturing, and proximity to of today and tomorrow are seeking. With global trends emphasis in our marketing on the adventures our products our key markets. towards urbanization, environmental protection and sharing allow and the experiences they create deepens our connection economies, there will be interest in new ways of moving The modernization of our factories in Valcourt and to our community of riders, some of the most loyal in the people, including electric vehicles and alternative methods Gunskirchen was completed in FY2020. More than just industry. For the dealer, we offer not only a portfolio of of transportation. When the demand will be there, we will be upgrading our infrastructure, we essentially rewrote the iconic brands but a best-in-class dealer value proposition. ready with an offer that enhance the consumer experience rules on how we work, from team composition and training, New dealer agreements, including primary market areas (PMA) without compromises. Our research and design teams continue all the way to the integration of a best-in-class modular and certifications, supported by a more flexible ordering to explore the possibilities and have developed both new approach to manufacturing. We also completed the second system and attractive incentive programs, comprise a concept vehicles and adaptations of our existing products. phase of our Juarez 2 expansion during FY2020 and the complete ecosystem that improves margins to the dealer In September 2019, to high acclaim, we showcased some site smoothly moved to increased capacity within weeks. and makes us their OEM of choice. of our early electric concepts during Club BRP. Modular design means we are even more efficient by Our year-over-year growth could not have been achieved increasing our engineering and manufacturing agility and without the dedication of our extraordinary employees CONCLUSION flexibility, improving our ability to respond to consumer around the world in 25 countries. We have an exceptional In FY2020 and the beginning of FY2021, we were on a demand. Combined with our rigorous product planning work culture in all our locations and are proud that our and development process that puts the consumer at the roll: we had incredible momentum with every product line workforce has an engagement level of 89%, a benchmark heart of everything we do, this is central to delivering a worldwide and we anticipated another great year ahead. In in the industry. March 2020, like the rest of the world, we were suddenly targeted line-up of new products. faced with the challenge of the COVID-19 health crisis, We disrupted the side-by-side vehicle industry by respecting LOOKING BACK, LOOKING AHEAD bringing rapid changes that significantly disrupted our a bold commitment of one new platform every six months business and operations and forced us to quickly pivot. Steady, relentless execution of the objectives defined in for four years and establishing our first $1 billion+ product Challenge 2020 on a monthly, quarterly and yearly basis line. We reinvented the way we design and market entry- The silver lining to this situation is that overcoming obstacles has built our credibility as leaders in the industry over the level products, simplifying SKUs while allowing customization comes naturally to us. This is not the first difficult period past five years. Our solid performance, strong governance we have been through and likely will not be the last. And our at the dealership and creating winning solutions with the and effective capital allocation strategy, has helped us build values as a company – our drive, our ingenuity, our passion Sea-Doo Spark and the Can-Am Ryker. We developed a our credibility with investors. Our seamless execution allowed strategy to create a unified ecosystem for accessories with and the trust we have in each other – are what unites us us to deliver results that surpassed our financial guidance an innovative and easy-to-use product line-up. This grew and allow us to grow. Our solid position in the market, our and exceed market expectations over the past five years, know-how and our experience allow us to be in a better our accessories line by six times and represented 75% in addition to achieving our stated goals. position to tackle this kind of challenge head-on. growth in revenue over the past four years. Over the last decade, we have diversified our product There is no doubt in my mind that we are blazing our own In 2018, we began the first phase of an ambitious strategy portfolio, established a global sales and distribution network, trail for the future. to transform the marine industry in the same way we have and expanded our global manufacturing footprint. This, done for powersports. The initial phase of our Buy-Build- along with solid processes, strong governance and incredible Transform strategy was completed in FY2020, with the employees, is what gives us the great foundation on which acquisition of a third boat company – Telwater, in Australia we will continue to build. – and the integration of our first two boat companies. We are currently in the second phase, Build, and are redesigning our Today, it’s impossible to know precisely what the months entire portfolio of boats to be a true marine innovator. This or years ahead will hold. However, given our track record, is a mid- to long-term strategy and by remaining true to this our excellent starting point for the year and the know-how JOSÉ BOISJOLI vision, even with the changes precipitated by the impact of we have accumulated over time, we are confident that President and CEO COVID-19 this year, we believe that we can be a leader in while we are temporarily slowed down, it won’t stop our the marine industry. momentum. Whether we are on a vehicle or in a boardroom, BRP – 2020 ANNUAL REVIEW 3In 2019, we also celebrated 50 years of our Design and we are driven by the same motivation: we are willing to ACHIEVING CHALLENGE 2020 AHEAD OF TIME Innovation (D&I) team, the first department of its type in our push the limits in every way. Finding new, ingenious ways Reaching the Challenge 2020 target came from a balance industry and without a doubt, the most creative and ingenious. of delivering market-shaping products, and never relenting of incremental growth, smart initiatives and game-changing in our quest to reinvent the consumer experience. To truly win the hearts and minds of our consumers, we also innovations. To deliver 10% annual revenue growth and continued to emphasize our desired lifestyle approach to 15% annual profit growth, we enlarged and rethought our THE FUTURE OF ELECTRIC our marketing. We know that our products are popular with operations around the world. We sharpened our competitive a wide range of consumers, but it is the experiences they edge with a strategy that combined product know-how with Part of this reinvention is to understand what the consumers generate that really resonate and bring them back. This stronger and more agile manufacturing, and proximity to of today and tomorrow are seeking. With global trends emphasis in our marketing on the adventures our products our key markets. towards urbanization, environmental protection and sharing allow and the experiences they create deepens our connection economies, there will be interest in new ways of moving The modernization of our factories in Valcourt and to our community of riders, some of the most loyal in the people, including electric vehicles and alternative methods Gunskirchen was completed in FY2020. More than just industry. For the dealer, we offer not only a portfolio of of transportation. When the demand will be there, we will be upgrading our infrastructure, we essentially rewrote the iconic brands but a best-in-class dealer value proposition. ready with an offer that enhance the consumer experience rules on how we work, from team composition and training, New dealer agreements, including primary market areas (PMA) without compromises. Our research and design teams continue all the way to the integration of a best-in-class modular and certifications, supported by a more flexible ordering to explore the possibilities and have developed both new approach to manufacturing. We also completed the second system and attractive incentive programs, comprise a concept vehicles and adaptations of our existing products. phase of our Juarez 2 expansion during FY2020 and the complete ecosystem that improves margins to the dealer In September 2019, to high acclaim, we showcased some site smoothly moved to increased capacity within weeks. and makes us their OEM of choice. of our early electric concepts during Club BRP. Modular design means we are even more efficient by Our year-over-year growth could not have been achieved increasing our engineering and manufacturing agility and without the dedication of our extraordinary employees CONCLUSION flexibility, improving our ability to respond to consumer around the world in 25 countries. We have an exceptional In FY2020 and the beginning of FY2021, we were on a demand. Combined with our rigorous product planning work culture in all our locations and are proud that our and development process that puts the consumer at the roll: we had incredible momentum with every product line workforce has an engagement level of 89%, a benchmark heart of everything we do, this is central to delivering a worldwide and we anticipated another great year ahead. In in the industry. March 2020, like the rest of the world, we were suddenly targeted line-up of new products. faced with the challenge of the COVID-19 health crisis, We disrupted the side-by-side vehicle industry by respecting LOOKING BACK, LOOKING AHEAD bringing rapid changes that significantly disrupted our a bold commitment of one new platform every six months business and operations and forced us to quickly pivot. Steady, relentless execution of the objectives defined in for four years and establishing our first $1 billion+ product Challenge 2020 on a monthly, quarterly and yearly basis line. We reinvented the way we design and market entry- The silver lining to this situation is that overcoming obstacles has built our credibility as leaders in the industry over the level products, simplifying SKUs while allowing customization comes naturally to us. This is not the first difficult period past five years. Our solid performance, strong governance we have been through and likely will not be the last. And our at the dealership and creating winning solutions with the and effective capital allocation strategy, has helped us build values as a company – our drive, our ingenuity, our passion Sea-Doo Spark and the Can-Am Ryker. We developed a our credibility with investors. Our seamless execution allowed strategy to create a unified ecosystem for accessories with and the trust we have in each other – are what unites us us to deliver results that surpassed our financial guidance an innovative and easy-to-use product line-up. This grew and allow us to grow. Our solid position in the market, our and exceed market expectations over the past five years, know-how and our experience allow us to be in a better our accessories line by six times and represented 75% in addition to achieving our stated goals. position to tackle this kind of challenge head-on. growth in revenue over the past four years. Over the last decade, we have diversified our product There is no doubt in my mind that we are blazing our own In 2018, we began the first phase of an ambitious strategy portfolio, established a global sales and distribution network, trail for the future. to transform the marine industry in the same way we have and expanded our global manufacturing footprint. This, done for powersports. The initial phase of our Buy-Build- along with solid processes, strong governance and incredible Transform strategy was completed in FY2020, with the employees, is what gives us the great foundation on which acquisition of a third boat company – Telwater, in Australia we will continue to build. – and the integration of our first two boat companies. We are currently in the second phase, Build, and are redesigning our Today, it’s impossible to know precisely what the months entire portfolio of boats to be a true marine innovator. This or years ahead will hold. However, given our track record, is a mid- to long-term strategy and by remaining true to this our excellent starting point for the year and the know-how JOSÉ BOISJOLI vision, even with the changes precipitated by the impact of we have accumulated over time, we are confident that President and CEO COVID-19 this year, we believe that we can be a leader in while we are temporarily slowed down, it won’t stop our the marine industry. momentum. Whether we are on a vehicle or in a boardroom, BRP – 2020 ANNUAL REVIEW 3

FINANCIAL HIGHLIGHTS / FISCAL YEAR 2020

REVENUE BASE BY CATEGORY
At 31/01/20



46% YEAR-ROUND PRODUCTS

13% POWERSPORTS PA&A AND OEM ENGINES

31% SEASONAL PRODUCTS

9% MARINE

REVENUE BASE BY GEOGRAPHY
At 31/01/20



55% UNITED STATES

16% CANADA

29% INTERNATIONAL

SHARE PRICE
DOO MONTHLY CLOSING PRICE IN CA$



$39.40
FEBRUARY 2019
March
April
May
June
July
August
September
October
November
December
$67.56
JANUARY 2020

DOO PERFORMANCE
OVER THE LAST YEARS IN CA$



$100.00
$130.28
$115.24
$100.70
$122.28
$237.91
$177.94
$316.49
BRP
S&P/TSX
$100.00
$107.56
$101.86
$72.19
$120.84
$125.28
$122.05
$136.02
2013
2014
2015
2016
2017
2018
2019
2020

TOTAL REVENUES
CA$ millions / At 31/01/20

CAGR* 12%

16	3,829
17	4,172
18[2]	4,453
19	5,244
20	6,053

NET INCOME
CA$ millions / At 31/01/20

16	51.6
17	257.0
18[2]	239.1
19	227.3
20	370.6

NORMALIZED EBITDA[1]
CA$ millions / At 31/01/20

CAGR* 15%

16	460.0
17	502.7
18[2]	536.2
19	655.9
20	804.4

NORMALIZED EARNINGS PER SHARE – DILUTED[1]
CA$ / At 31/01/20

CAGR* 23%

16	1.71
17	1.96
18[2]	2.27
19	3.10
20	3.83

EARNINGS PER SHARE – DILUTED[1]
CA$ / At 31/01/20

CAGR* 61%

16	0.44
17	2.27
18[2]	2.21
19	2.28
20	3.96

[1] See Non-IFRS measures section on p. 33.
[2] Restated to reflect the adoption of *IFRS 15 "Revenue from contracts with customers"* and *IFRS 9 "Financial instruments"* standards as explained in Note 31 of the audited consolidated financial statements for the year ended January 31, 2019.
* Compound Annual Growth Rate since 31 January 2016.

4 BRP – 2020 ANNUAL REVIEW

ADVENTURE BY DESIGN

We are defined by our passion, ingenuity, trust and drive.

We are a global leader in the world of powersports vehicles and propulsion system built on over 75 years of ingenuity and intense consumer focus.

A STAND-ALONE COMPANY SINCE 2003

9 ICONIC BRANDS

ski-doo, LYNX, SEA-DOO, can-am, ROTAX, EVINRUDE[1], ALUMACraft, Manitou, QUINTREX

COMPANY OVERVIEW

(As of January 31, 2020)

$6.1B ANNUAL SALES

APPROXIMATELY **13,500** DRIVEN, RESOURCEFUL EMPLOYEES WORLDWIDE

TSX: DOO
NASDAQ: DOOO

120+ COUNTRIES WHERE OUR PRODUCTS ARE AVAILABLE

5 BRP – 2020 ANNUAL REVIEW

[1] As of May 2020, BRP has decided to discontinue production of outboard engines.

OUR PRODUCT LINESOUR PRODUCT LINES

POWERSPORTS YEAR-ROUND PRODUCTS 7 BRP – 2020 ANNUAL REVIEWPOWERSPORTS YEAR-ROUND PRODUCTS 7 BRP – 2020 ANNUAL REVIEW

With our year-round products, we’ve extended the BRP experience to new terrains for work as well as play, appealing to a wide spectrum of people the world over. Our on-road vehicles include category-defying products that lead the industry into new territory, while our off- road vehicles challenge the status quo with innovations that delight customers. MARKET INDICATORS MILLIONS 2,791.7 CA$ 24.6% GLOBAL SALES FOR THE YEAR ENDED GLOBAL SALES VS FY2019 ON JANUARY 31, 2020 BRP – 2020 ANNUAL REVIEW 8With our year-round products, we’ve extended the BRP experience to new terrains for work as well as play, appealing to a wide spectrum of people the world over. Our on-road vehicles include category-defying products that lead the industry into new territory, while our off- road vehicles challenge the status quo with innovations that delight customers. MARKET INDICATORS MILLIONS 2,791.7 CA$ 24.6% GLOBAL SALES FOR THE YEAR ENDED GLOBAL SALES VS FY2019 ON JANUARY 31, 2020 BRP – 2020 ANNUAL REVIEW 8

can-am

We believe that all roads should be open to all people. The introduction of the Can-Am Ryker in FY2019 addressed that, bringing an incredibly fun, yet more accessible option to the masses, both in terms of cost and ease of riding. In FY2020, we also updated our luxury touring model, the Spyder RT, ensuring existing generations can stay with us for years to come. Last year's results show we're succeeding.

ON-ROAD

> The Can-Am Ryker has attracted new riders who are younger and more diverse, including higher numbers of female buyers, altogether driving strong retail demand.

> The 2020 Can-Am Spyder RT was completely redesigned after more than 10 years and millions of miles reported by satisfied owners. With its modern, upscale look and enhanced comfort, the new design is expected to drive strong interest from existing touring owners both from within the Spyder community and the motorcycle community in general.

> The Can-Am Rider Education Program has successfully reduced a core barrier to purchase and attracting new riders. There are nearly 200 active schools, and more than 20,000 courses have been completed with a >20% conversion rate to purchase a Can-Am 3WV after completion.

> Can-Am 3WV grew substantially, up +104% in North American retail sales volume in FY2020. Can-Am now holds the #5 market-share position in the North American on-highway motorcycle market, up from #7 last year.





9 BRP – 2020 ANNUAL REVIEW

can-am

OFF-ROAD

Can-Am Off-Road vehicles allow their riders to connect with the land in a variety of ways, making them feel more alive. A fearless ally to work or play, and often both, Can-Am ORVs continued to gain recognition in all categories, from both consumers and professional influencers. This is reflected in our results for the year.

> Our new Defender platform, offering greater comfort and performance thanks to the new HD10 engine available in all Defender packages with 82hp and new improved cockpit area, strikes the perfect balance between work and play. It is now available in three versions: the PRO, with class-leading, industry-surpassing storage; the Limited, with the quietest climate-controlled cab; and a 6x6 with more traction and capabilities for extreme usage.

> The new Maverick X3, featuring the Turbo RR, is the most powerful SSV engine in the industry, offering maximum reliability and performance with 195hp.

> In addition to winning the Dakar Rally's side-by-side vehicle category outright for the third year running, Can-Am vehicles swept the podium and crossed the finish line in all of the top 20 positions, dominating the world's toughest race from start to finish.

> Can-Am Off-Road continued to build awareness through a tribe of ambassadors of well-established, high-reach influencers in farming, ranching, racing and hunting; and through high-visibility programs such as a three-year partnership with Professional Bull Riders' Unleash the Beast Tour, including the "Can-Am Cage", TV advertising, and on-site booth and hospitality.

> In FY2020, Can-Am Off-Road brand awareness increased 26%, from 27% to 34%, and global sales went up 23.8% to over $2.2 billion.





BRP – 2020 ANNUAL REVIEW 10

POWERSPORTS SEASONAL PRODUCTS 11 BRP – 2020 ANNUAL REVIEWPOWERSPORTS SEASONAL PRODUCTS 11 BRP – 2020 ANNUAL REVIEW

Snow and water were our first playgrounds, and seasonal products are a reminder of our proud heritage. They also play a major role in both our present and our future, as we continue to innovate in the product categories we created. MARKET INDICATORS MILLIONS 1,901.4 CA$ 5.4% GLOBAL SALES FOR THE YEAR ENDED GLOBAL SALES VS FY2019 ON JANUARY 31, 2020 BRP – 2020 ANNUAL REVIEW 12Snow and water were our first playgrounds, and seasonal products are a reminder of our proud heritage. They also play a major role in both our present and our future, as we continue to innovate in the product categories we created. MARKET INDICATORS MILLIONS 1,901.4 CA$ 5.4% GLOBAL SALES FOR THE YEAR ENDED GLOBAL SALES VS FY2019 ON JANUARY 31, 2020 BRP – 2020 ANNUAL REVIEW 12

ski-doo

Ski-Doo invented recreational snowmobiling over 60 years ago, and has been reinventing it ever since, delivering winter experiences that defy expectations. Inspired by feedback from our brand ambassadors and experienced riders, each new product innovation takes the riding experience to new heights. In 2020, this was literally the case. And our sales results prove it.

- The all-new Ski-Doo Summit 850 E-TEC Turbo snowmobile, with the world's first factory-built, turbocharged two-stroke engine, provides the same constant 165 horsepower from sea-level, all the way to an elevation of 8,000 ft.
- Designed with input from some of the world's most respected deep-snow riders, the Summit X with Expert Package offers a range of features for responsive, deep-snow performance, a shorter tunnel length, lighter weight and ergonomic, deep-snow design.
- The REV Gen4 platform welcomed the Rotax 600 ACE 4-stroke engine, the most fuel-efficient engine in the entire industry, with up to 29 mpg (8 L/100 km)[1].
- For the first time in 50 years, Ski-Doo reached a record high market share beyond 50% in North America.

[1] Data based on internal engineering trail testing in ECO mode





13 BRP – 2020 ANNUAL REVIEW

Lynx snowmobiles are equipped to take on nature's toughest challenges, and the brand has been helping riders make the most of every day of winter for over 50 years. In FY2020, the brand introduced several innovations enabling Nordic snow junkies to ride the best trails nature has to offer, and Scandinavian customers appreciated the efforts, as our market success shows.

- The all-new Commander family, built on the RADIEN-X platform introduced last year, set the bar in wide-track crossover sleds – sales grew 33% compared to FY2019 and Commander was the top seller in EMEA.
- The PPS DS+ rear suspension, made for deep snow riding only, was introduced on the Lynx BoonDocker DS models.
- The Rotax 900 ACE Turbo made its debut on the Lynx Xterrain RE 3700 900 ACE Turbo, Commander 900 ACE Turbo and Commander Grand Tourer 900 ACE Turbo.
- Model year 2020 was a big success for Lynx, with market share in Scandinavia at almost 40%, including an all-time high in Finland with more than 50%.
- Together Lynx and Ski-Doo attained BRP's highest-ever market share in Scandinavia with approximately 65%.



BRP – 2020 ANNUAL REVIEW 14

SEA-DOO

In FY2019, to celebrate 50 years of Sea-Doo, we brought to market a revolutionary three-seater platform and a ground-breaking fishing-focused model, opening up even more possibilities for fun and freedom to water-lovers everywhere. These ingenious innovations have sustained our leading position in FY2020, and shifted the focus of growth in North America.

> The platform launched in FY2018, with its onboard living room, offering comfortable seating for three or roomy lounging space, equipped with a fully-integrated sound system and innovative storage and able to accommodate a host of LinQ accessories, has been a key contributor to our success in FY2020, especially in Australia, Japan and China, (+19%) and in Latin America (+15%).

> In North America, growth has been fuelled by full-size, higher-end PWCs for the first time, due to our consistent focus on the beyond-the-ride experience.

> We have seen an increase in volume sales worldwide, even in markets where the industry declined, with most of the growth from Touring segments, leading to an increase in global margin in FY2020.

> In FY2020, Sea-Doo remained #1 worldwide, with record high market share of more than 60%.

> More and more people are using PWCs for activities beyond the ride, such as adventure riding, exploration and fishing, in the six largest PWC markets: U.S., Canada, Brazil, Sweden, New-Zealand and Australia.





15 BRP – 2020 ANNUAL REVIEW

POWERSPORTS PA&A AND OEM ENGINES 16 BRP – 2020 ANNUAL REVIEWPOWERSPORTS PA&A AND OEM ENGINES 16 BRP – 2020 ANNUAL REVIEW

For customers, our extensive line of parts, accessories and apparel (PA&A) contribute to a complete BRP experience, enabling us to extend the BRP brand as a lifestyle. Rotax engines, manufactured in Austria and Mexico, open up global OEM opportunities. MARKET INDICATORS MILLIONS 799.8 CA$ 13.1% GLOBAL SALES FOR THE YEAR ENDED GLOBAL SALES VS FY2019 ON JANUARY 31, 2020 BRP – 2020 ANNUAL REVIEW 17For customers, our extensive line of parts, accessories and apparel (PA&A) contribute to a complete BRP experience, enabling us to extend the BRP brand as a lifestyle. Rotax engines, manufactured in Austria and Mexico, open up global OEM opportunities. MARKET INDICATORS MILLIONS 799.8 CA$ 13.1% GLOBAL SALES FOR THE YEAR ENDED GLOBAL SALES VS FY2019 ON JANUARY 31, 2020 BRP – 2020 ANNUAL REVIEW 17

PARTS, ACCESSORIES AND APPAREL (PA&A)

BRP parts, accessories and apparel enable our riders to fine-tune their adventure. As well as guaranteeing quality and performance, they let our customers adapt their vehicle to the work they're doing or the terrain they're exploring, and back again. Our unique, industry-leading, snap-on/snap-off LinQ system is the cornerstone of this versatility. All of these products enhance the overall consumer experience and lifestyle associated with powersports products.

> There are now over 250 accessories available for owners of a Ski-Doo built on the REV Gen4 platform. LinQ accessories include a 135-litre (36 US gallons) cargo box, a chainsaw holder and a 3.78-litre (1 US gallon) fuel caddy. Other accessories include an adjustable windshield.

> New accessories to fit both SSVs and ATVs improve comfort, add to the fun, and enable work or play in the snow. Riders welcomed the innovative Pro-Vent vented windshield and roof, the audio roof, and the Apache track system. Additionally, the Can-Am Defender SSV gained 66 new accessories this year.

> For adventures on the water, Sea-Doo GTI, GTI SE, GTR and WAKE owners can now waterski, thanks to the retractable ski pylon; wakeboard, thanks to the wakeboard rack; and keep their picnic and other items dry, thanks to the LinQ box and removable storage bin. They can also be sure not to run aground if they use the depth finder, or to take on water at rest, with our new cover.

> BRP launched a complete line of branded merchandise, providing practical and fun accessories to enhance customers' adventures, as well as cool lifestyle products to simply express their pride in owning a BRP vehicle.

> BRP expanded its lubricants portfolio while introducing a brand-new care products lineup. These products are expertly engineered to extend the life of vehicles and tested on all engine platforms and materials used in the powersports industry. They perform and protect in the harshest conditions.


can-am


XPS

18 BRP – 2020 ANNUAL REVIEW

OEM ENGINES

ROTAX®

Rotax engines have been constantly innovating to reinvent mobility for 100 years now. In the last decades, BRP-Rotax has also found ingenious ways to showcase how it powers vehicles for the world's most thrilling playgrounds. In FY2020, it upped its game, quite literally, with a state-of-the-art, gamified experience with its engine at the heart.

> 'Gunskirchen 2020', BRP-Rotax's modernization and innovation program of the plant in Austria, came to its end. Started in 2012, it has made it possible for BRP-Rotax to meet customers' needs better and more quickly, and to respond to the requirements of the market in a more flexible and specific way. New technologies were implemented, and machinery was updated, with the aim of a more flexible and agile production. Continuous improvement, even better teamwork, and waste elimination resulted from optimizing the BRP Management System (BRPMS).

> Last July, BRP made a first venture into the world of direct consumer experience with the opening of the Rotax MAX Dome. This innovative and exciting indoor e-kart racing arena allows the public to prepare for and race Rotax electric karts in an augmented reality space for a truly immersive, virtual gamification experience.

> The Rotax MAX Challenge Grand Finals in Sarno, Italy, marked 20 years since BRP-Rotax launched what has been described as the fairest, most international kart sporting event in the world, which has raised Formula 1 stars such as Jenson Button, Kimi Räikönen and Lance Stroll. The event also saw the launch of Project E20, BRP-Rotax's in-house-developed electric powerpack, which promises to bring the e-kart to the same level as combustion engine racing karts.

> Marking its seventh year, the Spyder Großglockner Challenge again brought together around 280 riders from all over the world with their 175 Can-Am Spyders and, for the first time, the new Can-Am Ryker.

> The year also brought a relaunch of the Rotax Fly-In which has already been held occasionally in the past years. In August, aircraft enthusiasts from Austria and central Europe landed in Wels, Upper Austria, for the 2019 edition of the Fly-In and enjoyed a great event in a relaxed atmosphere. The new Rotax 915iS aircraft engine was the center of interest and a lot of the participating aircraft were already equipped with the innovative powertrain.


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ROTAX
MAXDOME

BRP – 2020 ANNUAL REVIEW 19

MARINE GROUP 20 BRP – 2020 ANNUAL REVIEWMARINE GROUP 20 BRP – 2020 ANNUAL REVIEW

ALUMACraft

On the water, opportunities abound for recreation, whether powersports, fishing, or boating. Naturally, many customers are interested in all of the above, which is one reason we've added renowned leisure craft products to our portfolio within the new BRP Marine Group.

MARKET INDICATORS[1]

559.8 MILLIONS CA$

GLOBAL SALES FOR THE YEAR ENDED ON JANUARY 31, 2020

+13.7%

GLOBAL SALES VS FY2019

[1] The sales figures and percentage of sales increase include Evinrude for which BRP announced, in May 2020, that the production was discontinued.

BRP – 2020 ANNUAL REVIEW 21

EVINRUDE

The Evinrude brand has been central to our marine strategy for many years and has served as an important jumping-off point for marine innovation in a variety of forms. In FY2020, Evinrude continued its course of supplying boaters around the world with some of the most performance-driven engines on the market, coupled with the highest environmental standards for both emissions and noise.

As of May 2020, BRP has decided to discontinue production of Evinrude outboard engines and to focus more energy on new products in the marine industry. Evinrude outboard engines will continue to be serviced and supplied with parts, and the Sturtevant, WI plant will be repurposed for exciting marine innovations to be announced in the future.

> The E-TEC G2 I3 150 HP with power tiller was launched in 2019 with integrated power-steering assist and digital shift and throttle. This was an example of BRP's innovative spirit by introducing the industry's first factory-installed power tiller-controlled outboard. The design was created with beginners to advanced anglers in mind and demonstrates BRP's commitment to ease of use, even in the worst conditions.

> BRP equipped all new three-cylinder E-TEC G2 outboard motors, from 115 H.O. to 150 horsepower with next-generation technology such as digital shift and throttle, the iTrim control system, digital instrumentation, custom colour panels and optional iSteer dynamic power steering, as well as a new look and feel. This is part of our BRP philosophy of remaining cutting edge in whatever we design for our customers.

> BRP innovations continue to be recognized in the industry. The Evinrude E-TEC G2 115 H.O. Inline 3-cylinder engine was awarded the National Marine Manufacturers Association (NMMA) Innovation Award in the Outboard Engine category at the 2019 International Boat Builders' Exhibition & Conference (IBEX) for its extended cruising capabilities, power capacities, running quality, quiet operations, and low emissions rating.

> BRP is now in the Guinness World Records, thanks to Evinrude. The Big Pull team set multiple single-boat barefoot waterskiing records using boats powered by two and three 300-horsepower Evinrude E-TEC G2 engine in the Ballet, Barefoot, Conventional Couples and Trios categories.



22 BRP - 2020 ANNUAL REVIEW

ALUMACraft

Alumacraft has been synonymous with fishing for over 70 years, helping people create memories with their family and friends. Durability and innovation are the hallmarks of the brand, fuelled by an unwavering dedication to the customer and the talent of its employees.

> Recent advancements in our manufacturing technologies have enabled production speeds for aluminum boat building to be increased.

> Boat dealers were offered several attractive rebate programs throughout the year to incentivize boat buyers to purchase, allowing dealerships to clear and renew inventory.

> Factory-rigging Evinrude motors on Alumacraft boats at our Minnesota and Arkansas facilities, implemented in FY2019, has greatly impacted orders, with more dealers purchasing packages straight from the factory.




EVINRUDE
VOYAGEUR 172
ALUMACraft

BRP – 2020 ANNUAL REVIEW 23

For over 34 years, Manitou has been driven to exceed its customers’ expectations and needs, redefining what a pontoon boat can be. Building on a solid foundation of performance, quality, and technology, the brand leads the industry in product innovation. > > A new ERP system was implemented to streamline A Corporate Social Responsibility team was the flow of communication through the production created to coordinate initiatives and lead employee process, and improve production. and community events, which included sending a decorated pontoon float to the “Silver Bells in > Short-term capacity planning was redesigned, from the City” parade and other community parades in shipping and receiving to final assembly, reducing the greater Lansing Area during the holiday season, bottlenecks on the production line, and creating a and coordinating volunteers for “Vets with Nets” solid foundation for future growth. that helps veterans get out and fish on Lake Erie. > New safety initiatives were implemented to improve > A project to develop a framework and guidelines for the total recordable incident rate (TRIR), with a the Manitou brand was kicked off. target of 1.1% – since June there have been zero recordable incidents. 24 BRP – 2020 ANNUAL REVIEWFor over 34 years, Manitou has been driven to exceed its customers’ expectations and needs, redefining what a pontoon boat can be. Building on a solid foundation of performance, quality, and technology, the brand leads the industry in product innovation. > > A new ERP system was implemented to streamline A Corporate Social Responsibility team was the flow of communication through the production created to coordinate initiatives and lead employee process, and improve production. and community events, which included sending a decorated pontoon float to the “Silver Bells in > Short-term capacity planning was redesigned, from the City” parade and other community parades in shipping and receiving to final assembly, reducing the greater Lansing Area during the holiday season, bottlenecks on the production line, and creating a and coordinating volunteers for “Vets with Nets” solid foundation for future growth. that helps veterans get out and fish on Lake Erie. > New safety initiatives were implemented to improve > A project to develop a framework and guidelines for the total recordable incident rate (TRIR), with a the Manitou brand was kicked off. target of 1.1% – since June there have been zero recordable incidents. 24 BRP – 2020 ANNUAL REVIEW

QUINTREX

In FY2020, we acquired Telwater, the largest boat manufacturer in the South Pacific, with more than 60% of the Australian market. By continually setting industry standards with its innovative designs, advanced technology and ongoing research and development program, this division has the most iconic aluminum brands in the business, with Quintrex and the other members of the Telwater family – Stacer, Savage and Yellowfin Plate.

- A purpose-built aluminum stretch former was installed to extend hull development and innovation possibilities – stretch forming enables an almost unlimited variety of shapes and cross-sections, and will allow us to maintain and expand our industry leadership.
- Stacer's open, runabout, bowrider and cabin range were upgraded with unique technology that will improve the customer experience and simplify the sales process for Stacer dealers.
- Quintrex's Yellowfin Plate range expanded from 10 to 27 models in a single year based on customer feedback – with the most hardcore Australian fisherman in mind, our research and development team showed great agility in applying this valuable knowledge and getting the new range into the market.




EVINRUDE

BRP – 2020 ANNUAL REVIEW 25

A GLIMPSE INTO THE FUTURE BRP was an early frontrunner in electric mobility, with the introduction of the Neighborhood Electric Vehicle in 1996, followed by an electric side-by-side vehicle, the development of a Can-Am Spyder electric prototype, and the commercialization of Sonic e-karts. In 2019, we pushed our limits further, unveiling six electric vehicle concepts to provide a glimpse of what the future might hold, and demonstrate our vision and thinking to unlock more sustainable ways to move people and explore new territories, while still delivering the fun and exhilaration that riders expect. THE RYKER EV CONCEPT The ultimate marriage of sustainability and innovation, the Ryker EV Concept allows riders to take to the open road with nothing between them and their passion, truly a ride like no other for the future. THE SEA-DOO EV CONCEPT The Sea-Doo EV Concept takes personal watercraft to the next level with smooth, quiet adventures across a wide variety of waterways: there are no limits with this futuristic solution to aquatic powersports. 26 BRP – 2020 ANNUAL REVIEWA GLIMPSE INTO THE FUTURE BRP was an early frontrunner in electric mobility, with the introduction of the Neighborhood Electric Vehicle in 1996, followed by an electric side-by-side vehicle, the development of a Can-Am Spyder electric prototype, and the commercialization of Sonic e-karts. In 2019, we pushed our limits further, unveiling six electric vehicle concepts to provide a glimpse of what the future might hold, and demonstrate our vision and thinking to unlock more sustainable ways to move people and explore new territories, while still delivering the fun and exhilaration that riders expect. THE RYKER EV CONCEPT The ultimate marriage of sustainability and innovation, the Ryker EV Concept allows riders to take to the open road with nothing between them and their passion, truly a ride like no other for the future. THE SEA-DOO EV CONCEPT The Sea-Doo EV Concept takes personal watercraft to the next level with smooth, quiet adventures across a wide variety of waterways: there are no limits with this futuristic solution to aquatic powersports. 26 BRP – 2020 ANNUAL REVIEW

THE TWeLVE CONCEPT The TWeLVE (Three Wheeled Electric Leaning Vehicle) Concept has already been tested in Paris and has demonstrated stability and agility for urban mobility, whether for personal, shared or commercial use. THE CT CONCEPTS The CT1 and CT2 Concepts are part of a modular ecosystem intended for personal, shared and commercial mobility solutions for both urban and suburban areas. The concepts have already been successfully roadtested in Madrid, Paris, San Francisco and Montreal. ABOUT THE SONIC SONIC is the newest way to experience karting: all the fun and speed with no emissions. From the inner city with the Rotax MAX Dome interactive racing concept to racetracks around the world, e-karting is the world’s next thrill. THE eCOM CONCEPT Incorporating the distinctive Y-design BRP is renowned for, the eCOM Concept is the ultimate in accessibility and stability for commuting to and within cities, and a great alternative to a second (or third) car, with many options for commercial use. BRP – 2020 ANNUAL REVIEW 27THE TWeLVE CONCEPT The TWeLVE (Three Wheeled Electric Leaning Vehicle) Concept has already been tested in Paris and has demonstrated stability and agility for urban mobility, whether for personal, shared or commercial use. THE CT CONCEPTS The CT1 and CT2 Concepts are part of a modular ecosystem intended for personal, shared and commercial mobility solutions for both urban and suburban areas. The concepts have already been successfully roadtested in Madrid, Paris, San Francisco and Montreal. ABOUT THE SONIC SONIC is the newest way to experience karting: all the fun and speed with no emissions. From the inner city with the Rotax MAX Dome interactive racing concept to racetracks around the world, e-karting is the world’s next thrill. THE eCOM CONCEPT Incorporating the distinctive Y-design BRP is renowned for, the eCOM Concept is the ultimate in accessibility and stability for commuting to and within cities, and a great alternative to a second (or third) car, with many options for commercial use. BRP – 2020 ANNUAL REVIEW 27

CORPORATE SOCIAL RESPONSIBILITY

BRP considers the protection of the environment and the promotion of economic and social well-being as fundamental to its future success. For this reason, all BRP business units around the world build corporate social responsibility into their business strategy. We strive continuously to improve the environmental performance and social acceptability of our activities and products while maintaining their competitiveness.

Our natural surroundings are an important part of our activities. We care about designing, manufacturing and servicing products that have the least impact possible on natural ecosystems, while providing exciting opportunities for consumers around the world to experience the great outdoors. To do so, we provide an environment for all our employees that favours their health, safety and well-being, both at work and in their community.

OUR CSR PROGRAM IS BUILT ON SIX PILLARS

- > GOVERNANCE
- > ENVIRONMENT
- > EMPLOYEES
- > PRODUCT RESPONSIBILITY
- > SUPPLY CHAIN MANAGEMENT
- > ROLE IN THE COMMUNITY

28 BRP – 2020 ANNUAL REVIEW

FY2020 HIGHLIGHTS

EMPLOYEES (1)

Our Juárez facilities recognized as a "Company Committed to Human Rights", by Chihuahua State. Principles such as respect of human rights, harmonious labor practices, inclusion, and protection of the environment are well integrated in our culture and daily operations.

EMPLOYEES

Work-life-balance plays an important role at BRP-Rotax, and we offer our employees a variety of working models adapted to different phases of people's lives and their corresponding needs. These efforts, and our family- and employee-friendly corporate culture, were recognized by the Upper Austria region with the "Felix Familia" family award 2020.

EMPLOYEES

A new record was celebrated at the BRP-Rotax apprentice shop: 1,111 days without accident.

EMPLOYEES, ENVIRONMENT, ROLE IN COMMUNITY, GOVERNANCE (2)

Our Mexican facilities received for the fourth consecutive time in Juárez and the third time in Querétaro the Socially Responsible Company (ESR) award from the Mexican Center for Philanthropy (CEMEFI). This is a recognition of our commitment to implementing environmental, ethical and socially responsible management as part of our culture and business strategy in all our Mexican facilities.

ENVIRONMENT (3)

For the third consecutive year, BRP Evinrude was recognized among the top 20% of companies in the state as a Green Master. It continues to make sustainability a top priority, by implementing key changes to their business practices and supporting community outreach efforts that benefit the environment.


1


2


3

29 BRP – 2020 ANNUAL REVIEW

FY2020 HIGHLIGHTS (CONT'D)

ENVIRONMENT, ROLE IN COMMUNITY (4)

Since last September, BRP has been sponsoring two women citizens from the Hearts in the Ice project with Lynx snowmobiles, Evinrude motors and the appropriate gear. These women have been stationed in Svalbard, in Norway, near the Arctic Circle, on a nine-month expedition observing weather and wildlife, and collecting data for NASA, the Norwegian Polar Institute, Scripps Institution of Oceanography, University of Maine Climate Change Institute, and the United Nations International School (UNIS).

ENVIRONMENT, ROLE IN COMMUNITY (5)

It's been over a year since the regeneration of the Samalayuca desert began in Chihuahua, Mexico. This project focuses on the conservation of natural habitats that can retain large amounts of carbon dioxide and water. With the help of Can-Am and the local BRP team who offered additional support, the Conciencias Biologicas foundation explored new areas using our side-by-side vehicles to identify the desert's vegetation density and research critical areas. The team is also keeping a record of the local flora and fauna to estimate the amount of carbon dioxide stored there.

ROLE IN COMMUNITY

Established in 2016, Sea-Doo Club Indonesia (SCI) is a Sea-Doo rider community in Jakarta, Indonesia's capital city. The SCI community organizes weekend rides from Jakarta to Thousand Islands, a group of small nearby islands where basic educational infrastructure is lacking. The SCI community sponsored the building of a preschool on Tidung Island in the Thousand Islands area, and the local authorities renamed it the SCI Preschool in gratitude for SCI's support. When school is not in session, the preschool building can be used for other community activities. Over the past four years, BRP has supported the SCI's CSR initiatives on an ongoing basis and in 2019, we provided Sea-Doo demo units for the event days.

PRODUCT RESPONSIBILITY (6)

Ski-Doo snowmobiles continue to support backcountry-rider education with free avalanche awareness and avoidance seminars for all snowmobilers – whatever their preferred brand – for the ninth year running in the US and the tenth in Canada.

PRODUCT RESPONSIBILITY, ENVIRONMENT

BRP furthered its exploration of electric vehicles, and showcased six different concepts for its current product lines and beyond at Club BRP in September 2019.


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6

30 BRP – 2020 ANNUAL REVIEW

FINANCIAL SECTION BRP – 2020 ANNUAL REVIEW 31FINANCIAL SECTION BRP – 2020 ANNUAL REVIEW 31

RECONCILIATION TABLES – FY2020

The following table presents the reconciliation of Net income to Normalized net income[1] and Normalized EBITDA[1].

	Twelve-month periods ended				
(in millions of Canadian dollars)	**January 31, 2020**	January 31, 2019	January 31, 2018	January 31, 2017	January 31, 2016
			Restated[2]		
Net income	**$370.6**	$227.3	$239.1	$257.0	$51.6
Normalized elements					
Foreign exchange (gain) loss on long-term debt and lease liabilities	**10.4**	69.8	(53.3)	(82.0)	105.8
Transaction costs and other related expenses[3]	**2.9**	2.7	--	--	--
Restructuring and related costs (reversal)[4]	**1.7**	1.3	2.9	(1.1)	4.6
Impairment charge	**--**	--	--	--	70.3
(Gain) loss on litigation[5]	**(40.0)**	1.3	5.9	70.7	--
Transaction costs on long-term debt	**--**	8.9	2.1	--	--
Pension plan past service gains	**--**	(1.4)	--	(6.3)	--
Gain on disposal of property, plant and equipment	**--**	--	--	--	(6.4)
Depreciation of intangible assets related to business combinations	**3.6**	1.2	--	--	--
Other elements	**0.9**	1.3	1.5	2.7	(1.1)
Income tax adjustment	**8.3**	(3.8)	47.3	(19.0)	(24.0)
Normalized net income[1]	**358.4**	308.6	245.5	222.0	200.8
Normalized income tax expense[1]	**126.8**	105.4	90.2	89.1	72.8
Financing costs adjusted[1,6]	**90.9**	68.0	53.5	60.0	62.6
Financing income adjusted[1,6]	**(2.2)**	(2.2)	(2.2)	(1.5)	(2.4)
Depreciation expense adjusted[1,7]	**230.5**	176.1	149.2	133.1	126.2
Normalized EBITDA[1]	**$804.4**	$655.9	$536.2	$502.7	$460.0

[1] See "Non-IFRS Measures" section.
[2] Restated to reflect the adoption of *IFRS 15 "Revenue from contracts with customers"* and *IFRS 9 "Financial instruments"* standards as explained in Note 31 of the audited consolidated financial statements for the year ended January 31, 2019.
[3] Costs related to business combinations.
[4] The Company is involved, from time to time, in restructuring and reorganization activities in order to gain flexibility and improve efficiency. The costs related to these activities are mainly composed of severance costs and retention salaries.
[5] The Company is involved in patent infringement litigation cases with one of its competitors.
[6] Adjusted for transaction costs on long-term debt and normal course issuer bid program ("NCIB") gains and losses in net income.
[7] Adjusted for depreciation of intangible assets acquired through business combinations.

32 BRP – 2020 ANNUAL REVIEW

INFORMATION FOR INVESTORS Stock Exchange Information Issued and Outstanding Shares Shareholder Services BRP Inc. subordinate voting shares are traded on the Toronto Stock Exchange under As of April 23, 2020, there were 41,407,024 Subordinate Voting Shares and For shareholder-related services, including estate change of name or address, the symbol ‘’DOO’’ and on the Nasdaq Global Select Market under the symbol 45,891,671 Multiple Voting Shares issued and outstanding, and no preferred stock, transfers, settlement, lost stock certificates and duplicate mailings, please ‘’DOOO’’. shares were issued and outstanding. contact the transfer agent at: Computershare Investor Services Inc.: 100 University Ave., 8th Floor, Toronto, Annual Shareholders’ Meeting 1 Research Coverage Ontario, Canada M5J 2Y1, T +1 (866) 245-4053, www-us.computershare.com/ This meeting will be held at 11:00 a.m. (Eastern time) on May 28, 2020, • • • BMO Capital Markets Canaccord Genuity CIBC World Markets  Desjardins Investor at BRP’s Valcourt Product Development Centre located at 841 Cartier Street, • • • Securities Morningstar National Bank Financial  Northcoast Research Valcourt, Québec, J0E 2L0, and via live webcast and conference call. For more information • • • • •  RBC Capital Markets Robert W. Baird & Co.  UBS Wells Fargo  Wolfe Research To view the Company’s Annual Review and related financial information, Information Requests Fiscal Year 2020 Tentative Earnings Calendar to learn more about the products, to download product brochures or to find Analysts, shareholders and interested investment professionals may direct First Quarter: Thursday, May 28, 2020 dealer locations, please visit the Company’s website at brp.com. their business-related inquiries to: Second Quarter: Thursday, August 27, 2020 Third Quarter: Wednesday, November 25, 2020 Investor Relations Department: BRP Inc., 726 St-Joseph, Valcourt, Québec, 1 Fourth Quarter: Thursday, March 25, 2021 Canada J0E 2L0, T +1 (450) 532-2211, ir@brp.com Analyst coverage known to the Company as of April 30, 2020. resulting from the ongoing COVID-19 health crisis (including on consumer spending, no obligation to update or revise any forward-looking statements to reflect future FORWARD-LOOKING STATEMENTS the Company’s operations, supply and distribution chains, the availability of credit events, changes in circumstances, or changes in beliefs, unless required by Certain statements included in this Annual Review, including, but not limited to, and the Company’s workforce); fluctuations in foreign currency exchange rates; high applicable securities regulations. In the event that the Company does update any statements relating to our previously disclosed Challenge 2020, our new 5-year plan levels of indebtedness; unavailability of additional capital; unfavourable weather forward-looking statement, no inference should be made that the Company will referred to as “Mission ‘25”, our expectations for FY2021 and our ability to face conditions; seasonal sales fluctuations; inability to comply with product safety, make additional updates with respect to that statement, related matters or any the COVID-19 ongoing health crisis as well other statements about our current health, environmental and noise pollution laws; large fixed cost base; inability of other forward-looking statement. and future plans, expectations, anticipations, intentions, results, levels of activity, dealers and distributors to secure adequate access to capital; supply problems, performance, objectives, targets, goals, achievements, priorities and strategies, termination or interruption of supply arrangements or increases in the cost of KEY ASSUMPTIONS financial position, market positions, capabilities, competitive strengths, research materials; competition in product lines; inability to successfully execute growth The Company made a number of economic, market and operational assumptions and product development activities, including projected design, characteristics, strategy; international sales and operations; failure of information technology systems in preparing and making certain forward-looking statements contained in this capacity or performance of future products and their expected scheduled entry to or security breach; failure to maintain an effective system of internal control over Annual Review, including the following: reasonable industry growth ranging from market or any other future events or developments and other statements that are financial reporting and to produce accurate and timely financial statements; loss flat to high-single digits; moderate market share gains in Year-Round Products not historical facts constitute forward-looking statements within the meaning of of members of management team or employees who possess specialized market and Seasonal Products and constant market share for the Marine segment; no applicable securities laws. The words “may”, “will”, “would”, “should”, “could”, knowledge and technical skills; inability to maintain and enhance reputation further deterioration and a relatively rapid stabilization of global and North American “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, and brands; significant product liability claim; significant product repair and/or economic conditions, including with respect to the ongoing coronavirus health “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” replacement due to product warranty claims or product recalls; reliance on a network crisis; any increase in interest rates will be modest; currencies will remain at near or the negative or other variations of these words or other comparable words or of independent dealers and distributors; inability to successfully manage inventory current levels; inflation will remain in line with central bank expectations in countries phrases, are intended to identify forward-looking statements. levels; intellectual property infringement and litigation; inability to successfully where the Company is doing business; the Company’s current margins will remain Forward-looking statements are presented for the purpose of assisting readers in execute manufacturing strategy; increase freight and shipping costs or disruptions; at current or improved levels; the supply base will remain able to support product understanding certain key elements of our current objectives, goals, targets, strategic covenants in financing and other material agreements; changes in tax laws and development and planned production rates on commercially acceptable terms priorities, expectations and plans, and in obtaining a better understanding of our unanticipated tax liabilities; deterioration in relationships with employees; pension in a timely manner; there will be no significant changes in tax laws or free trade business and anticipated operating environment. Readers are cautioned that such plan liabilities; natural disasters; failure to carry proper insurance coverage; volatile arrangements or treaties applicable to the Company; no trade barriers will be information may not be appropriate for other purposes. Readers should not place market price for BRP’s subordinate voting shares; conduct of business through imposed amongst jurisdictions in which the Company carries operations; the undue reliance on forward-looking statements made in this presentation. Forward- subsidiaries; significant influence by Beaudier Inc. and 4338618 Canada Inc. absence of unusually adverse weather conditions, especially in peak seasons. BRP looking statements, by their very nature, involve inherent risks and uncertainties (together the “Beaudier Group”) and Bain Capital Luxembourg Investments S. à cautions that its assumptions may not materialize and that current economic and are based on a number of assumptions, both general and specific, as further r. l. (“Bain Capital”); and future sales of BRP’s shares by Beaudier Group, Bain conditions, including all of the current uncertainty resulting from the ongoing described below. Capital, directors, officers or senior management of the Company. These factors COVID-19 health crisis and its broader repercussions on the global economy, render Many factors could cause the Company’s actual results, level of activity, performance are not intended to represent a complete list of the factors that could affect the such assumptions, although believed reasonable at the time they were made, or achievements or future events or developments to differ materially from those Company; however, these factors should be considered carefully. subject to greater uncertainty. expressed or implied by the forward-looking statements, including, without limitation, The forward-looking statements contained in this Annual Review are made as of All amounts in this presentation are expressed in Canadian dollars, unless following risk factors: the impact of adverse economic conditions such as those the date of this Annual Review and the Company has no intention and undertakes otherwise indicated. may also be excluded from net income in the determination of Normalized EBITDA for the Company’s employees. Because other companies may calculate these NON-IFRS MEASURES as they are considered not being reflective of the operational performance of the non-IFRS measures differently than the Company does, these metrics are not This Annual Review makes reference to certain non-IFRS measures. These measures Company. Normalized net income, Normalized income tax expense, Normalized comparable to similarly titled measures reported by other companies. are not recognized measures under IFRS, do not have a standardized meaning effective tax rate, Normalized basic earnings per share and Normalized diluted Normalized EBITDA is defined as net income before financing costs, financing prescribed by IFRS and are therefore unlikely to be comparable to similar measures earnings per share, in addition to the financial performance of operating activities, income, income tax expense (recovery), depreciation expense and normalized presented by other companies. Rather, these measures are provided as additional take into account the impact of investing activities, financing activities and income elements. Normalized net income is defined as net income before normalized information to complement those IFRS measures by providing further understanding taxes on the Company’s financial results. elements adjusted to reflect the tax effect on these elements. Normalized income of the Company’s results of operations from management’s perspective. Accordingly, The Company believes non-IFRS measures are important supplemental measures tax expense is defined as income tax expense adjusted to reflect the tax effect on they should not be considered in isolation nor as a substitute for analysis of the of financial performance because they eliminate items that have less bearing on normalized elements and to normalize specific tax elements. Normalized effective Company’s financial information reported under IFRS. The Company uses non-IFRS the Company’s financial performance and thus highlight trends in its core business tax rate is based on Normalized net income before Normalized income tax expense. measures including Normalized EBITDA, Normalized net income, Normalized that may not otherwise be apparent when relying solely on IFRS measures. The Normalized earnings per share – basic and Normalized earnings per share – diluted income tax expense, Normalized effective tax rate, Normalized basic earnings per Company also believes that securities analysts, investors and other interested parties are calculated respectively by dividing the Normalized net income by the weighted share and Normalized diluted earnings per share. frequently use non-IFRS measures in the evaluation of companies, many of which average number of shares – basic and the weighted average number of shares – Normalized EBITDA is provided to assist investors in determining the financial present similar metrics when reporting their results. Management also uses non-IFRS diluted. The Company refers the reader to the “Selected Consolidated Financial performance of the Company’s operating activities on a consistent basis by excluding measures in order to facilitate financial performance comparisons from period to Information” section of the MD&A for the reconciliations of Normalized EBITDA certain non-cash elements such as depreciation expense, impairment charge and period, prepare annual operating budgets, assess the Company’s ability to meet and Normalized net income presented for the fiscal year ended January 31, 2020 foreign exchange gain or loss on the Company’s long-term debt denominated in its future debt service, capital expenditure and working capital requirements and, by the Company to the most directly comparable IFRS measure. U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease also, as a component in the determination of the short-term incentive compensation liabilities. Other elements, such as restructuring costs and acquisition related-costs, © BRP 2020. All rights reserved. ®, ™ and the BRP logo are trademarks of BRP or its affiliates. The information contained in this Annual Review was established as of May 1, 2020. † All other trademarks are the property of their respective owners. Legal deposit Bibliothèque nationale du Québec 2020 Please ride responsibly.INFORMATION FOR INVESTORS Stock Exchange Information Issued and Outstanding Shares Shareholder Services BRP Inc. subordinate voting shares are traded on the Toronto Stock Exchange under As of April 23, 2020, there were 41,407,024 Subordinate Voting Shares and For shareholder-related services, including estate change of name or address, the symbol ‘’DOO’’ and on the Nasdaq Global Select Market under the symbol 45,891,671 Multiple Voting Shares issued and outstanding, and no preferred stock, transfers, settlement, lost stock certificates and duplicate mailings, please ‘’DOOO’’. shares were issued and outstanding. contact the transfer agent at: Computershare Investor Services Inc.: 100 University Ave., 8th Floor, Toronto, Annual Shareholders’ Meeting 1 Research Coverage Ontario, Canada M5J 2Y1, T +1 (866) 245-4053, www-us.computershare.com/ This meeting will be held at 11:00 a.m. (Eastern time) on May 28, 2020, • • • BMO Capital Markets Canaccord Genuity CIBC World Markets Desjardins Investor at BRP’s Valcourt Product Development Centre located at 841 Cartier Street, • • • Securities Morningstar National Bank Financial Northcoast Research Valcourt, Québec, J0E 2L0, and via live webcast and conference call. For more information • • • • • RBC Capital Markets Robert W. Baird & Co. UBS Wells Fargo Wolfe Research To view the Company’s Annual Review and related financial information, Information Requests Fiscal Year 2020 Tentative Earnings Calendar to learn more about the products, to download product brochures or to find Analysts, shareholders and interested investment professionals may direct First Quarter: Thursday, May 28, 2020 dealer locations, please visit the Company’s website at brp.com. their business-related inquiries to: Second Quarter: Thursday, August 27, 2020 Third Quarter: Wednesday, November 25, 2020 Investor Relations Department: BRP Inc., 726 St-Joseph, Valcourt, Québec, 1 Fourth Quarter: Thursday, March 25, 2021 Canada J0E 2L0, T +1 (450) 532-2211, ir@brp.com Analyst coverage known to the Company as of April 30, 2020. resulting from the ongoing COVID-19 health crisis (including on consumer spending, no obligation to update or revise any forward-looking statements to reflect future FORWARD-LOOKING STATEMENTS the Company’s operations, supply and distribution chains, the availability of credit events, changes in circumstances, or changes in beliefs, unless required by Certain statements included in this Annual Review, including, but not limited to, and the Company’s workforce); fluctuations in foreign currency exchange rates; high applicable securities regulations. In the event that the Company does update any statements relating to our previously disclosed Challenge 2020, our new 5-year plan levels of indebtedness; unavailability of additional capital; unfavourable weather forward-looking statement, no inference should be made that the Company will referred to as “Mission ‘25”, our expectations for FY2021 and our ability to face conditions; seasonal sales fluctuations; inability to comply with product safety, make additional updates with respect to that statement, related matters or any the COVID-19 ongoing health crisis as well other statements about our current health, environmental and noise pollution laws; large fixed cost base; inability of other forward-looking statement. and future plans, expectations, anticipations, intentions, results, levels of activity, dealers and distributors to secure adequate access to capital; supply problems, performance, objectives, targets, goals, achievements, priorities and strategies, termination or interruption of supply arrangements or increases in the cost of KEY ASSUMPTIONS financial position, market positions, capabilities, competitive strengths, research materials; competition in product lines; inability to successfully execute growth The Company made a number of economic, market and operational assumptions and product development activities, including projected design, characteristics, strategy; international sales and operations; failure of information technology systems in preparing and making certain forward-looking statements contained in this capacity or performance of future products and their expected scheduled entry to or security breach; failure to maintain an effective system of internal control over Annual Review, including the following: reasonable industry growth ranging from market or any other future events or developments and other statements that are financial reporting and to produce accurate and timely financial statements; loss flat to high-single digits; moderate market share gains in Year-Round Products not historical facts constitute forward-looking statements within the meaning of of members of management team or employees who possess specialized market and Seasonal Products and constant market share for the Marine segment; no applicable securities laws. The words “may”, “will”, “would”, “should”, “could”, knowledge and technical skills; inability to maintain and enhance reputation further deterioration and a relatively rapid stabilization of global and North American “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, and brands; significant product liability claim; significant product repair and/or economic conditions, including with respect to the ongoing coronavirus health “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” replacement due to product warranty claims or product recalls; reliance on a network crisis; any increase in interest rates will be modest; currencies will remain at near or the negative or other variations of these words or other comparable words or of independent dealers and distributors; inability to successfully manage inventory current levels; inflation will remain in line with central bank expectations in countries phrases, are intended to identify forward-looking statements. levels; intellectual property infringement and litigation; inability to successfully where the Company is doing business; the Company’s current margins will remain Forward-looking statements are presented for the purpose of assisting readers in execute manufacturing strategy; increase freight and shipping costs or disruptions; at current or improved levels; the supply base will remain able to support product understanding certain key elements of our current objectives, goals, targets, strategic covenants in financing and other material agreements; changes in tax laws and development and planned production rates on commercially acceptable terms priorities, expectations and plans, and in obtaining a better understanding of our unanticipated tax liabilities; deterioration in relationships with employees; pension in a timely manner; there will be no significant changes in tax laws or free trade business and anticipated operating environment. Readers are cautioned that such plan liabilities; natural disasters; failure to carry proper insurance coverage; volatile arrangements or treaties applicable to the Company; no trade barriers will be information may not be appropriate for other purposes. Readers should not place market price for BRP’s subordinate voting shares; conduct of business through imposed amongst jurisdictions in which the Company carries operations; the undue reliance on forward-looking statements made in this presentation. Forward- subsidiaries; significant influence by Beaudier Inc. and 4338618 Canada Inc. absence of unusually adverse weather conditions, especially in peak seasons. BRP looking statements, by their very nature, involve inherent risks and uncertainties (together the “Beaudier Group”) and Bain Capital Luxembourg Investments S. à cautions that its assumptions may not materialize and that current economic and are based on a number of assumptions, both general and specific, as further r. l. (“Bain Capital”); and future sales of BRP’s shares by Beaudier Group, Bain conditions, including all of the current uncertainty resulting from the ongoing described below. Capital, directors, officers or senior management of the Company. These factors COVID-19 health crisis and its broader repercussions on the global economy, render Many factors could cause the Company’s actual results, level of activity, performance are not intended to represent a complete list of the factors that could affect the such assumptions, although believed reasonable at the time they were made, or achievements or future events or developments to differ materially from those Company; however, these factors should be considered carefully. subject to greater uncertainty. expressed or implied by the forward-looking statements, including, without limitation, The forward-looking statements contained in this Annual Review are made as of All amounts in this presentation are expressed in Canadian dollars, unless following risk factors: the impact of adverse economic conditions such as those the date of this Annual Review and the Company has no intention and undertakes otherwise indicated. may also be excluded from net income in the determination of Normalized EBITDA for the Company’s employees. Because other companies may calculate these NON-IFRS MEASURES as they are considered not being reflective of the operational performance of the non-IFRS measures differently than the Company does, these metrics are not This Annual Review makes reference to certain non-IFRS measures. These measures Company. Normalized net income, Normalized income tax expense, Normalized comparable to similarly titled measures reported by other companies. are not recognized measures under IFRS, do not have a standardized meaning effective tax rate, Normalized basic earnings per share and Normalized diluted Normalized EBITDA is defined as net income before financing costs, financing prescribed by IFRS and are therefore unlikely to be comparable to similar measures earnings per share, in addition to the financial performance of operating activities, income, income tax expense (recovery), depreciation expense and normalized presented by other companies. Rather, these measures are provided as additional take into account the impact of investing activities, financing activities and income elements. Normalized net income is defined as net income before normalized information to complement those IFRS measures by providing further understanding taxes on the Company’s financial results. elements adjusted to reflect the tax effect on these elements. Normalized income of the Company’s results of operations from management’s perspective. Accordingly, The Company believes non-IFRS measures are important supplemental measures tax expense is defined as income tax expense adjusted to reflect the tax effect on they should not be considered in isolation nor as a substitute for analysis of the of financial performance because they eliminate items that have less bearing on normalized elements and to normalize specific tax elements. Normalized effective Company’s financial information reported under IFRS. The Company uses non-IFRS the Company’s financial performance and thus highlight trends in its core business tax rate is based on Normalized net income before Normalized income tax expense. measures including Normalized EBITDA, Normalized net income, Normalized that may not otherwise be apparent when relying solely on IFRS measures. The Normalized earnings per share – basic and Normalized earnings per share – diluted income tax expense, Normalized effective tax rate, Normalized basic earnings per Company also believes that securities analysts, investors and other interested parties are calculated respectively by dividing the Normalized net income by the weighted share and Normalized diluted earnings per share. frequently use non-IFRS measures in the evaluation of companies, many of which average number of shares – basic and the weighted average number of shares – Normalized EBITDA is provided to assist investors in determining the financial present similar metrics when reporting their results. Management also uses non-IFRS diluted. The Company refers the reader to the “Selected Consolidated Financial performance of the Company’s operating activities on a consistent basis by excluding measures in order to facilitate financial performance comparisons from period to Information” section of the MD&A for the reconciliations of Normalized EBITDA certain non-cash elements such as depreciation expense, impairment charge and period, prepare annual operating budgets, assess the Company’s ability to meet and Normalized net income presented for the fiscal year ended January 31, 2020 foreign exchange gain or loss on the Company’s long-term debt denominated in its future debt service, capital expenditure and working capital requirements and, by the Company to the most directly comparable IFRS measure. U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease also, as a component in the determination of the short-term incentive compensation liabilities. Other elements, such as restructuring costs and acquisition related-costs, © BRP 2020. All rights reserved. ®, ™ and the BRP logo are trademarks of BRP or its affiliates. The information contained in this Annual Review was established as of May 1, 2020. † All other trademarks are the property of their respective owners. Legal deposit Bibliothèque nationale du Québec 2020 Please ride responsibly.

BRP.COM @BRPNews facebook.com/brpinfo linkedin.com/company/brp youtube.com/user/ communicationsBRP CORPORA TE HEADQUARTERS 726 Saint-Joseph Street Valcourt, Québec J0E 2L0 CanadaBRP.COM @BRPNews facebook.com/brpinfo linkedin.com/company/brp youtube.com/user/ communicationsBRP CORPORA TE HEADQUARTERS 726 Saint-Joseph Street Valcourt, Québec J0E 2L0 Canada